UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPAÑIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant's name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Bandera 84, Sixth Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated November 6, 2003

For more information contact:

Luis Eduardo Bravo / Claudio Pollak

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED THIRD QUARTER 2003

AND YEAR TO DATE RESULTS

THIRD QUARTER

Revenues Up 11.5%, Operating Income Increased 41.7%, EBITDA() Up 4.4%, Net Income Improved 61.0% to US$ 0.10 per ADR

YEAR TO DATE

Revenues Up 8.5%, Operating Income Increased 1.8%, EBITDA(1) Down2.9%, Net Income Increased 231.3% to US$ 0.86 per ADR

(Santiago, Chile, November 6, 2003) -- Compañía Cervecerías Unidas S.A. ("CCU") (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the third quarter and nine months ended September 30, 2003. All US$ figures are based on the exchange rate effective September 30, 2003 (US$1.00 = Ch$660.97).

COMMENTS FROM THE CEO

We are very satisfied with the third quarter results, especially in the beer businesses. Consolidated revenues grew 11.5% and operating results 41.7%. In this period, both the Chilean and Argentinean beer businesses had a very positive performance. In the beer Chile segment, volumes grew 9.2% and operating income 73.6% due to the ACC Plan and the economic reactivation. In the beer Argentina segment, volumes grew 19.4% and its operational loss decreased 63.3% due to the higher sales volumes and the price recovery in dollar terms, from US$19/HL one year ago to US$31/HL in September of this year.

The soft drinks, mineral water and nectars segment increased its volumes by 4.4%, but its operating results decreased 33.5%, mainly explained by the higher cost of freight. Worth mentioning is that this quarter represents only a small part of the total year, and we are more optimistic about the full year results.

On the other hand, in the wine segment, operating results decreased 50.6% despite the 22.2% increase in volumes. Volumes growth is mainly explained by the incorporation of Finca La Celia, which began consolidating its results in January of the present year, having previously been in the "development stage". The operating results have been affected by the higher competition in international markets and by lower exports to high margin countries. The Company has already taken measures to improve the profitability of Viña San Pedro and build brand equity in the United States and United Kingdom.

We are optimistic about the future of CCU, due to the signals of economic recovery already seen in Chile and Argentina, which are having a positive impact on the Company's results.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q3'03 Total revenues increased 11.5% to Ch$88,812 million (US$134.4 million), as a result of 10.4% higher consolidated volumes and 0.6% higher consolidated average price. Consolidated volumes growth is explained by an increase of 19.4% in beer Argentina, 9.2% in beer Chile, 4.4% in the soft drinks segment and 7.3% and 0.9% in the Chilean wine exports and domestic sales, respectively, in addition to Finca La Celia's volumes, the subsidiary of Viña San Pedro (VSP) in Argentina, which began to consolidate its results with CCU in January 2003.

YTD Accumulated revenues increased 8.5% and amounted to Ch$266,859 million (US$403.7 million).

Revenues by segment
	Q3 (US$ million)
		2002		2003	% Chg.
Beer - Chile	40.2	33.4%	46.4	34.5%	15.5%
Beer - Argentina	8.8	7.3%	10.2	7.6%	16.1%
Soft Drinks & Mineral Water	37.8	31.3%	38.8	28.9%	2.8%
Wine	33.4	27.7%	36.7	27.3%	9.7%
Others	0.3	0.3%	2.2	1.7%	NM
TOTAL	120.5	100.0%	134.4	100.0%	11.5%

	Year to Date (US$ million)
		2002		2003	% Chg.
Beer Chile	140.5	37.7%	150.3	37.2%	7.0%
Beer Argentina	26.6	7.2%	32.3	8.0%	21.3%
Soft Drinks & Mineral Water	119.4	32.1%	120.1	29.8%	0.6%
Wine	85.2	22.9%	95.6	23.7%	12.2%
Others	0.5	0.1%	5.4	1.3%	NM
TOTAL	372.3	100.0%	403.7	100.0%	8.5%

GROSS PROFIT

Q3'03 Increased 9.1% to Ch$42,189 million (US$63.8 million) as a result of 11.5% higher revenues, partially compensated by 13.8% higher cost of goods sold, which amounted to Ch$46,623 million (US$70.5 million). The gross profit margin, as a percentage of sales, decreased from 48.5% to 47.5%. Cost of goods sold increased in the wine, beer Chile, soft drinks and other segments, which include the new pisco business.

YTD Increased 4.9%, amounting to Ch$129,310 million (US$195.6 million), and the consolidated gross margin decreased 1.6 percentage points to 48.5%.

OPERATING RESULTS

Q3'03 Amounted to Ch$7,615 million (US$11.5 million), 41.7% higher than Q3'02. The consolidated operating margin for the period increased from 6.7% to 8.6%, due to higher gross profit and lower Selling General & Administrative Expenses (SG&A) as a percentage of sales, which decreased 2.9 percentage points to 38.9%. This decrease is mainly explained by the dilution effect of fixed costs as a result of higher sales.

YTD Increased 1.8% to Ch$23,989 million (US$36.3 million), and the operating margin decreased 0.6 percentage points to 9.0%.

Operating Income and Operating Margin by Segment
		Q3		Q3
	Operating Income (US$ million)			Operating Margin
	2002	2003	% Chg	2002	2003
Beer Chile	5.4	9.3	73.6%	13.4%	20.1%
Beer Argentina	-6.1	-2.2	63.3%	-69.0%	-21.9%
Soft Drinks & Mineral Water	2.0	1.3	-33.5%	5.3%	3.4%
Wine	5.6	2.8	-50.6%	16.7%	7.5%
Others	1.3	0.3	-72.6%	22.8%	4.7%
TOTAL	8.1	11.5	41.7%	6.7%	8.6%

	Year to Date
	Operating Income (US$ million)			Operating Margin
	2002	2003	%Chg	2002	2003
Beer Chile	26.9	30.9	15.0%	19.1%	20.6%
Beer Argentina	-14.9	-7.5	49.8%	-56.0%	-23.1%
Soft Drinks & Mineral Water	8.8	5.2	-41.1%	7.4%	4.3%
Wine	11.9	7.5	-37.1%	13.9%	7.8%
Others	3.0	0.2	-92.5%	19.8%	1.1%
TOTAL	35.6	36.3	1.8%	9.6%	9.0%

EBITDA

Q3'03 Increased 4.4%, to Ch$17,353 million (US$26.3 million), while the consolidated EBITDA margin was 1.3 percentage points lower than in Q3'02, reaching 19.5%.

YTD Decreased 2.9%, to Ch$55,289 million (US$ 83.6 million), and the EBITDA margin decreased 2.4 percentage points to 20.7%.

NON OPERATING RESULTS

Q3'03 Decreased by Ch$565 million (US$0.9 million) compared to last year, from a loss of Ch$1,388 million (US$2.1 million) to a loss of Ch$1,952 million (US$3.0 million). The lower non-operating results are mainly explained by:

    Result from related companies, which decreased from a gain of Ch$855 million (US$1.3 million) to a loss of Ch$42 million (US$0.1 million), due to the absence of results from Karlovacka Pivovara d.d. (KP) as this subsidiary was sold at the end of March.

    Price level restatement, which decreased from a gain of Ch$399 million (US$0.6 million) to a gain of Ch$248 million (US$0.4 million) in Q3'03, mainly explained by the lower equity to be adjusted by inflation due to the extraordinary dividend approved last February.

    Other non-operating income/expenses, which decreased from a loss of Ch$543 million (US$0.8 million) in Q3'02 to a loss of Ch$645 million (US$1.0 million) this quarter mainly due to adjustments in Other investments.

These negative effects were partially offset by:

    Currency exchange results, that improved from a loss of Ch$794 million (US$1.2 million) to a loss of Ch$492 million (US$0.7 million), mainly explained by the absence of the loss generated in Q3'02 by CCU Argentina's monetary assets in Argentine pesos exposed to devaluation.

    Amortization of goodwill: which improved by Ch$171 million (US$0.3 million) to a loss of Ch$550 million (US$0.8 million), mainly due to a stronger Chilean peso that impacted the Argentine goodwill amortization.

    Financial income/expenses, which increased Ch$111 million (US$0.2 million), mainly due to an increase in cash balances prior to the last payment of the extraordinary dividend.

YTD Increased from a loss of Ch$5,754 million (US$8.7 million) to a gain of Ch$16,859 million (US$25.5 million), mainly due to the gain generated by the sale of KP during the first quarter of 2003.

NET INCOME

Q3'03 Improved 61.0% in relation to Q3'02, reaching Ch$4,150 million (US$6.3 million), mainly as a consequence of higher operating income, partially offset by a higher non operating loss and 30.9% higher income taxes.

YTD Increased from Ch$10,890 million (US$16.5 million) to Ch$36,079 million (US$54.6 million), mainly due to the gain generated by the sale of KP, better operating results and lower income taxes.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from the core beverage products (beer, soft drinks, wine, etc.) and to those derived from the sale of other non-core products. The results of the Company's pisco business and plastic packaging division have been included in the "Others" business segment. In this segment, the "Other products" line corresponds to inter-company sales. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on volume sales, number of employees and number of transactions, among others.

(** Note: the comments below regarding volumes and pricing refer to Q3'03.)
BEER CHILE

Revenues increased 15.5% to Ch$30,673 million (US$46.4 million), as a result of 9.2% higher sales volumes and a 5.9% higher real average price due to a 5.0% nominal price increase in April 2003 and better revenue management.

Operating Income increased 73.6% to Ch$6,160 million (US$ 9.3 million), mainly as a result of higher revenues and lower cost of goods sold and SG&A expenses as a percentage of sales. Cost of goods sold increased 6.3% to Ch$12,521 million (US$18.9 million), reaching 40.8% of sales, 3.5 percentage points lower than in Q3'02, mainly due to the dilution of fixed costs. SG&A increased 6.7% to Ch$11,992 million (US$ 18.1 million), mainly as a result of higher salaries, partially offset by lower general expenses. However, as a percentage of sales, it decreased from 42.3% in Q3'02 to 39.1% this quarter. The operating margin increased from 13.4% to 20.1%.

EBITDA increased 30.2% to a Ch$10,556 million (US$16.0 million), while the EBITDA margin was 34.4% of sales, 3.9 percentage points higher than in Q3'02.

Comments The positive volumes trend coupled with better prices, strongly improved the profitability of the segment. The 9.2% volume increase is mainly explained by four factors, first the entrance of Heineken in CCU's portfolio which represented almost a third of the growth, second, the results of the ACC Plan which started its implementation process in 2001, third, better weather in the central part of Chile, and fourth, improvements in the economic conditions of the country. The higher prices during the quarter are explained by April's price increase of approximately 2.1% in real terms, better revenue management related with discounts and higher premium product mix.
BEER ARGENTINA

Revenues increased 16.1% to Ch$6,762 million (US$10.2 million), due to 19.4% higher sale volumes and 1.3% higher prices measured in Chilean pesos. In local currency, average prices rose 26.3% and in dollar terms, they increased 57.4% in relation to the same quarter of last year.

Operating Income improved from a loss of Ch$4,022 million (US$6.1 million) in Q3'02 to a loss of Ch$1,478 million (US$2.2 million) in Q3'03, as a result of higher revenues, lower cost of goods sold and SG&A. This improvement of Ch$2,544 million (US$3.8 million) is explained by better results of CCU Argentina in dollar terms of US$2.1 million. The balance is explained by a positive effect for the quarter when the results in US dollars are converted to Chilean pesos according to Chilean GAAP. Cost of goods sold decreased to Ch$4,517 million (US$6.8 million) and SG&A decreased to Ch$3,723 million (US$5.6 million) this quarter under Chilean GAAP.

EBITDA improved from a negative flow of Ch$893 million (US$1.4 million) to a positive flow of Ch$156 million (US$0.2 million) this quarter. The EBITDA margin improved from -15.3% in Q3'02 to 2.3% this quarter.

Comments Sales volumes continued showing very good performance. Additionally, prices were increased 12% Argentine pesos during September. In dollar terms, prices had a better performance reaching US$31/HL in September compared to US$19/HL last year, due to the appreciation of the Argentinean peso, thus contributing to the improvement in the profitability of the segment. Heineken Lager has had a positive performance, representing about 40% of the volumes' growth during the quarter and strengthening the Company's portfolio in the premium segment.

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 2.8% to Ch$25,658 million (US$38.8 million), due to 4.4% higher sales volumes, partially offset by 2.1% lower real prices due to the absence of price adjustments for inflation in this segment.

Operating Income decreased from Ch$1,322 million (US$2.0 million) in Q3'02 to Ch$879 million (US$1.3 million) this quarter, as a result of higher cost of good sold and SG&A expenses, partially offset by higher revenues. Cost of goods sold increased 5.2% to Ch$12,515 million (US$18.9 million), mainly due to higher depreciation and higher direct costs as a consequence of the additional volumes sold. SG&A increased 4.5% to Ch$12,265 million (US$18.6 million), mainly due to the higher cost of freight and marketing expenses, partially offset by lower general expenses. The operating margin decreased to 3.4% in Q3'03.

EBITDA decreased from Ch$4,026 million (US$6.1 million ) in Q3'02 to Ch$3,767 million (US$5.7 million ) in Q3'03. The EBITDA margin decreased from 16.1% in Q3'02 to 14.7% this quarter.

Comments Soft drinks volumes grew 4.3%, continuing with the positive tendency shown last quarter. Nectar volumes were also up, showing an increase in its volumes of 16.2%. Continuing with the development of this category, during August ECUSA introduced the new "Tuttifrutilla" nectar, a mix of strawberry, apple and plum juices, which has been very well accepted by consumers.
WINE

Revenues increased 9.7% to Ch$24,242 million (US$36.7 million), due to 22.2% higher sales volumes, partially offset by 10.1% lower average real prices. Consolidated volumes increase is mainly explained by 7.3% higher wine exports from Chile, 0.9% higher domestic sales in Chile and the sales volumes of Finca La Celia (FLC), VSP's operation in Argentina, which has been consolidated with CCU since the beginning of this year. The price decrease is mainly explained by a 7.6% price decrease in the Chilean exports, due to the appreciation of the Chilean peso, and by the inclusion of FLC, which exported large amounts of bulk wine.

Operating Income decreased 50.6% to Ch$1,825 million (US$2.8 million), due to higher cost of goods sold and SG&A, partially offset by higher revenues. Cost of goods sold increased from Ch$13,016 million (US$19.7 million) in Q3'02 to Ch$16,681 million (US$25.2 million) this quarter basically as a consequence of higher direct costs of export wine. SG&A increased 6.6% to Ch$5,736 million (US$ 8.7 million) mainly due to of the consolidation of Finca La Celia and higher marketing expenses. Accordingly, the operating margin decreased to 7.5% in Q3'03.

EBITDA decreased 45.8%, to a Ch$2,299 million (US$3.5 million), while the EBITDA margin decreased to 9.5%.

Comments The profitability of this segment has been affected by higher competition in the export market and lower sales to high margin countries. VSP has already taken measures focused on improving profitability and building brand equity in the United States and United Kingdom, where VSP is now the main Chilean wine exporter. The volume growth is explained by FLC and Viña Santa Helena, which increased its volumes by a 40.6% during the quarter.
RETURN ON CAPITAL EMPLOYED

Return on Capital Employed ("ROCE") is calculated as the sum of operating income of each segment plus net income from related companies, plus other recurring non-operating income, minus taxes from operations; divided by the average capital employed for the period. Capital employed includes operating working capital, fixed assets and other assets used by the operation.

ROCE on a consolidated level for the twelve-month period ended September 30, 2003, was 7.7%. However, if the extraordinary gain on KP's sale is taken into consideration, the ROCE increased to 12.3%. Return on capital employed for the Chilean beer segment was 20.5%, while in the soft drinks business it was 9.7%. The wine business had a ROCE of 6.1% and beer in Argentina obtained a negative return on capital employed.

(five tables to follow)

Notes: Some reclassifications have been made in certain 2002 figures in order to be consistent with 2003 accounting and segment criteria. Certain amounts (including percentage amounts) presented in this press release have been rounded and may not sum exactly to the totals shown.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

.

Compañía Cervecerías Unidas S.A.

(United Breweries Company, Inc.)

/s/ Ricardo Reyes

Chief Financial Officer

Date: November 6, 2003